EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended January 31,
	2013	2012	2011	2010	2009

Income (loss) before income taxes	$82,721	$(3,882)	$66	$8,623	$60,828

Fixed charges	29,037	34,430	40,699	34,880	37,105

Capitalized interest	(360)	(21)	(18)	(89)	(164)

Total earnings	$111,398	$30,527	$40,747	$43,414	$97,769

Interest expense (including capitalized interest)	$13,653	$19,893	$24,553	$20,666	$24,072

Amortized premiums and expenses	3,754	2,586	3,546	1,414	1,022

Estimated interest within rent expense	11,630	11,951	12,600	12,800	12,011

Total fixed charges	$29,037	$34,430	$40,699	$34,880	$37,105

Ratio of earnings to fixed charges (1)	3.8	-	1.0	1.2	2.6

(1)
Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the fiscal year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.